================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934


                             TIDE WEST OIL COMPANY
                                (Name of Issuer)



                    SHARES OF COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)



                                  886355-40-3
                                 (CUSIP Number)



                                JAMES M. PICCONE
                                GENERAL COUNSEL
                               HS RESOURCES, INC.
                           1999 BROADWAY, SUITE 3600
                               DENVER, CO  80202
                           TELEPHONE: (303) 296-3600

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                              --------------------

                                  MAY 7, 1996
            (Date of Event Which Requires Filing of this Statement)



IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ]


================================================================================

                               Page 1 of ____
                    Exhibit Index appears on Page ______.

CUSIP NO. 886355-40-3


                                 SCHEDULE 13D/A



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HS Resources, Inc.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO*

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  None

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     4,979,000
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  None

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     None

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,979,000*

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.8%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HSR Acquisition, Inc.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO*

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  None

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     4,979,000
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  None

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     None

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,979,000*

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.8%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO

- --------------------------------------------------------------------------------

- ----------------------------

     * As of February 25, 1996, HS Resources, Inc. ("Parent") and HSR Acquisition, Inc., a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement to Vote and Proxy (the "NGP Voting
         Agreement") with  Natural Gas Partners, L.P.  ("NGP").   As of
         February 25, 1996, and as amended as of May 7, 1996, Parent and Purchaser entered into an Agreement to Vote and Proxy (together with the NGP Voting Agreement, the "Voting Agreements") with Philip B. Smith ("Smith" and, together with NGP, the "Stockholders") in his individual capacity and in his capacity as trustee of The Scott C. Smith Irrevocable Trust 1-15-96 and The Laura E. Smith Irrevocable
         Trust 1- 15-96  (together,  the "Trusts").   Pursuant  to the  Voting
         Agreements, the Stockholders agreed to vote, and granted proxies to vote, the 4,894,000 shares of common stock, par value $0.01 per share (the "Common Stock"), of Tide West Oil Company (the "Company") owned by the Stockholders and 85,000 shares of Common Stock subject to the Trusts and over which Smith has voting control in favor of the merger transaction contemplated between the Company and Purchaser pursuant to the Agreement and Plan of Merger, dated as of February 25, 1996, and amended and restated as of April 29, 1996, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Stockholders entered into the Voting Agreements in consideration of Purchaser entering into the Merger Agreement and, in the case of NGP, Parent agreeing to provide NGP with representation on Parent's board of directors.

    This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 5, 1996 (the "Schedule 13D"), by HS Resources, Inc., a Delaware corporation (the "Parent"), and HSR Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of the Parent (the "Purchaser"), with respect to the acquisition by Parent of beneficial ownership (within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) of the common stock, par value $0.01 per share (the "Common Stock"), of Tide West Oil Company, a Delaware corporation (the "Company"), owned by Natural Gas Partners, L.P., a Delaware limited partnership ("NGP") and Philip B. Smith ("Smith" and, together with NGP, the "Stockholders") pursuant to an Agreement to Vote and Proxy, dated as of February 25, 1996, executed by each of the Stockholders and Parent.

    The item numbers, captions and responses set forth below are in accordance with the requirements of Schedule 13D promulgated under the Exchange Act. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 of the Schedule 13D hereby is deleted in its entirety and replaced with the following:

    Pursuant to the terms of the Agreement to Vote and Proxy, dated as of February 25, 1996 (the "NGP Voting Agreement"), by and between the Parent and Natural Gas Partners, L.P. ("NGP"), Parent acquired shared voting control of 4,550,000 shares of Common Stock. Pursuant to the terms of the Agreement to Vote and Proxy, dated as of February 25, 1996, as amended by Amendment No. 1 to Agreement to Vote and Proxy, dated as of May 7, 1996 (the "Smith Voting Agreement" and, together with the NGP Voting Agreement, the "Voting Agreements"), by and between Philip B. Smith ("Smith") and Parent, Parent acquired shared voting control of 344,000 shares of Common Stock owned directly by Smith and an aggregate of 85,000 shares of Common Stock owned by The Scott
C. Smith Irrevocable Trust 1-15-96 and The Laura E. Smith Irrevocable Trust 1-15-96 (together, the "Trusts") of which Smith is trustee. Under the Voting Agreements, NGP and Smith (the "Stockholders") have agreed to vote, and granted proxies to vote with respect to, 4,894,000 shares of Common Stock owned by the Stockholders and 85,000 shares of Common Stock subject to the Trusts and over which Smith has voting control in favor of the Merger and the Agreement and Plan of Merger, dated as of February 25, 1996, and amended and restated as of April 29, 1996, by and among the Parent, the Purchaser and the Company (the "Merger Agreement"), which is attached hereto as Exhibit A and incorporated herein by reference. The information set forth in Paragraph 1 "Voting Agreement" and Paragraph 2 "Proxy with Respect to Shares" of each of the NGP Voting Agreement and the Smith Voting Agreement, which are attached hereto as Exhibit B and C, respectively, is incorporated herein by reference. The Stockholders entered into the Voting Agreements in consideration of Purchaser entering into the Merger Agreement and, in the case of NGP, Parent agreeing to provide NGP with representation on Parent's board of directors.

ITEM 4.  PURPOSE OF THE TRANSACTION.

    The first paragraph of Item 4 of the Schedule 13D hereby is deleted in its entirety and replaced with the following:

    The Parent acquired the voting rights of 4,979,000 shares of Common Stock to acquire the requisite number of votes to effectuate the Merger. On February 25, 1996, the Parent and NGP entered into the NGP Voting Agreement pursuant to which NGP agreed to vote, and granted to Parent a proxy to vote, its 4,550,000 shares of Common Stock, representing approximately 46.45% of the Common Stock, in favor of the Merger and the Merger Agreement. On February 25, 1996, and as amended as of May 7, 1996, the Parent and Smith, an individual, President and stockholder of the Company, entered into the Smith Voting Agreement pursuant to which Smith agreed to vote, and granted to Parent a proxy to vote, 344,000 shares of Common Stock owned by Smith in his individual capacity and an aggregate of 85,000 shares of Common Stock owned by the Trusts, of which Smith is the trustee, collectively representing an additional 4.38% of the Common Stock, in favor of the Merger and the Merger Agreement. The Merger Agreement and Paragraph 1 "Voting Agreement" and Paragraph 2 "Proxy with Respect to Shares" of each of the Voting Agreements are incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Items 5(a) and 5(b) of the Schedule 13D hereby are deleted in their entirety and replaced with the following:

    (a) The Company had 9,795,128 shares of Common Stock outstanding as of May 8, 1996. As of the date hereof, the Parent may be deemed, pursuant to Rule 13d-3, to own beneficially an aggregate of 4,979,000 shares of Common Stock, representing approximately 50.8% of the outstanding Common Stock. As of the date hereof, the Purchaser, as a wholly owned subsidiary of the Parent, may be deemed pursuant to Rule 13d-3 to own beneficially an aggregate of 4,979,000 shares of Common Stock, representing approximately 50.8% of the outstanding Common Stock.

    (b) The Parent and the Purchaser share with NGP and Smith the power to vote, or direct the vote, of the 4,979,000 shares of Common Stock owned or controlled, as the case may be, by NGP and Smith. NGP, a Delaware limited partnership, is an investment fund organized in 1988 to make equity-related investments in oil and gas companies. The principal executive offices of NGP are located at 777 Main Street, Suite 2700, Ft. Worth, Texas 76102-5304.
Smith, a citizen of the United States of America, is President and Chief Executive Officer of the Company. Smith's business address is 6666 South Sheridan, Suite 250, Tulsa, Oklahoma 74133-1750. To the best knowledge of the Purchaser or the Parent, neither NGP nor Smith has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         The first paragraph of Item 6 of the Schedule 13D hereby is deleted in its entirety and replaced with the following:

         Pursuant to the Voting Agreements, the Stockholders have agreed to vote, and granted proxies to vote with respect to, 4,979,000 shares of Common Stock (representing approximately 50.8% of the voting power of the Company) in favor of the Merger and the Merger Agreement. The Stockholders entered into the Voting

Agreements in consideration of Purchaser entering into the Merger Agreement and, in the case of NGP, Parent agreeing to provide NGP with representation on Parent's board of directors.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D hereby is amended to add the following supplemental information:

Exhibit D -      Amendment No. 1 to Agreement to Vote and Proxy, dated as of
                 May 7, 1996, by and between the Parent and Smith.


          [The remainder of this page is intentionally left blank]

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 27, 1996


                                         HS RESOURCES, INC.



                                         By: /s/ James M. Piccone
                                            -----------------------------------
                                         Name:  James M. Piccone
                                              ---------------------------------
                                         Title:  Vice President
                                               --------------------------------



                                         HSR ACQUISITION, INC.



                                         By: /s/ James M. Piccone
                                            -----------------------------------
                                         Name:  James M. Piccone
                                              ---------------------------------
                                         Title:  Vice President
                                               --------------------------------

                                 EXHIBIT INDEX



     Exhibit                                                                                     Sequential
       No.                                     Description                                        Page No.
- -----------------                              -----------                                       ----------
#Exhibit A           Agreement and Plan of Merger, dated as of February 25, 1996, by and among the Parent, the Purchaser and the Company.

#Exhibit B           Agreement to Vote and Proxy, dated as of February 25, 1996, by and between the Parent and NGP.

#Exhibit C           Agreement to Vote and Proxy, dated as of February 25, 1996, by and between the Parent and Philip B. Smith.

*Exhibit D           Amendment No. 1 to Agreement to Vote and Proxy, dated as of May 7,
                     1996, by and between the Parent and Philip B. Smith.


# - Previously filed
* - Filed herewith